SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following text is the text of an announcement released to The Stock Exchange of Hong Kong Limited on 7 October 2024 pursuant to rule 17.06A of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited and the Singapore Exchange Securities Trading Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated and registered in England and Wales with limited liability, registered number 01397169)
(Stock Code: 2378)

GRANT OF SHARE OPTIONS

The attached announcement is being released by Prudential plc on the date below.

                                                                                                                        By order of the Board
Prudential plc
Tom Clarkson
Company Secretary

7 October 2024, Hong Kong

As at the date of this announcement, the Board of Directors of Prudential plc comprises:

Chair

Shriti Vadera

Executive Director
Anil Wadhwani (Chief Executive Officer)

Independent Non-executive Directors
Jeremy David Bruce Anderson CBE, Arijit Basu, Chua Sock Koong, Ming Lu, George David Sartorel,
Mark Vincent Thomas Saunders FIA, FASHK, Claudia Ricarda Rita Suessmuth Dyckerhoff,
Jeanette Kai Yuan Wong and Yok Tak Amy Yip

* For identification purposes

7 October 2024

GRANT OF SHARE OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Prudential plc ("Prudential") announces that on 4 October 2024, options were granted over a total of 55,248 new ordinary shares (the "Options") to certain eligible employees under the Prudential Sharesave Plan 2023 (the "Sharesave 2023") which was approved at the annual general meeting on 25 May 2023. A summary is set out below:

Date of grant	:	4 October 2024
Number of Options granted	:	55,248
Exercise price of the Options granted	:	GBP 5.20 per share, representing not less than 80% of the market value of the shares
Closing price of the shares on the date of grant	:	GBP 7.09 per share
Exercise period of the Options granted	:	The Options are exercisable during the respective maturity periods, 1 December 2027 to 31 May 2028 or 1 December 2029 to 31 May 2030
Vesting period of the Options granted	:
The vesting period is 3 or 5 years from the date of grant.

The Sharesave 2023: In the case of a participant leaving as a good leaver, early vesting allows the participant in compassionate leaver circumstances to receive the value of their award in a prompt fashion so they can benefit from it. The Remuneration Committee is of the view that this early vesting event is in the best interests of Prudential and align with the purpose of the plan to incentivise, reward and retain employees.

Performance targets and clawback mechanism	:
The Sharesave 2023 is a broad-based plan (in a form approved by the UK tax authorities) intended to promote share ownership in Prudential's wider workforce. The number of shares participants may acquire is restricted by the amount of savings they make under the plan. The maximum amount of savings that a participant can make is in turn capped by the UK legislation governing the plan. The Remuneration Committee therefore considers it inappropriate to apply performance conditions or malus and clawback provisions to awards granted under the plan, the use of which, in any event, is restricted by the legislation governing the plan.

The Options were granted to the following category of grantees:

Number of Options granted
Employees	55,248
Total	55,248

None of the grantees of the Options is a director, chief executive or substantial shareholder of Prudential, nor an associate (as defined in the Listing Rules) of any of them.

As at the date of this announcement, the maximum number of shares available for future grant under the scheme mandate of the above plans and any other plans of Prudential is 206,851,642.

About Prudential plc

Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 October 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary